October 26, 2007

Office of the Secretary
Securities and Exchange Commission
Division of Corporation Financing/AD10
100 F Street, N.E.
Washington, D.C.  20549-6010
Attention:  Peggy A. Fisher and Timothy Buchmiller

Re:	PureDepth, Inc. Registration Statement on Form SB-2
File No. 333-134571

Ladies and Gentlemen:

On behalf of PureDepth, Inc., a Delaware corporation (the “Company”), set forth below is the Company’s response to comments No. 1 through 5, of the Staff of the Securities and Exchange Commission (the “SEC”) contained in the SEC’s letter to the Company dated October 15, 2007 (the “Comment Letter”), with respect to the Company’s Amendment No. 3 ( “Amendment No. 3”) to the Registration Statement on Form SB-2  filed October 2, 2007 (the “Registration Statement”).

For your convenience in review, we have repeated each of the SEC’s comment below, prior to our response.

Form SB-2

Financial Statements

Note 1 – Fair Value of Financial Instruments, F - 12

1.
We reference your accounting policy in Note 1 and your response to prior comment 4 in our letter dated October 1, 2007. We are unable to find the disclosures required by SFAS 115. Please revise to include the disclosures required by paragraph 19 SFAS 115, including the aggregate fair value, gross unrecognized holding gains or losses and net carrying amounts.

The Company respectfully submits that it has included the disclosures required by SFAS 115 for marketable securities in Note 1– Summary of Significant Accounting Policies and Description of Business - under the captions Cash, Cash Equivalents and Marketable Securities and Fair Value of Financial Instruments and Note 3 - Cash, Cash Equivalents, Restricted Cash and Marketable Securities to the Audited Consolidated Financial Statements for the year ended January 31, 2007 (the “Annual Financials”).

In Note 1, the Company discloses that its investments consist entirely of held-to-maturity securities and that these securities are recorded at cost, adjusted for the amortization of premiums and discount which approximates market value.  As a result, the Company additionally submits that disclosure regarding the amount of gross unrecognized holding gains and losses is not required because such amount is not material.  The net carrying values of our marketable securities are disclosed in Note 3 to the Annual Financials.

Note 8 – Stockholders’ Equity, F – 20

2.
We note your response to prior comment 5 in our letter dated October 1, 2007. Please support the basis for discounting the fair value of your option and warrant grants to reflect their lack of marketability, including the accounting literature you relied on. We see no basis for the 25% discount factor applied to your quoted market prices. Please refer to the guidance in SFAS 123 and SAB 107, Topic 2Expected Term -Question 1.

The Company notes the SEC’s comment and respectfully and supplementally advises the SEC that the options that were subject to the 25% discount factor applied to the quoted market price of the Company’s common stock, represented only 30 percent of the total dollar amounts included in the stock based compensation reported during the period.  The majority of the options included in the stock based compensation reported during the year were granted prior to the reverse merger of the Company, and the subsequent listing of the Company’s common stock on the OTC Bulletin Board, and therefore were not subject to the 25% discount factor applied to the quoted market prices of the Company’s common stock.  In addition, the computation of the fair value of options granted subsequent to the filing of the S-8 registering the common stock underlying the options did not include a discount. Management has concluded, and its accountants concur, that the increase in the total recognized stock based compensation expense for the fiscal year ended January 31, 2007 and the applicable interim periods resulting from the removal of the 25% discount factor applied to quoted market prices, when quantified for such OTC discounted Options, is immaterial.

In making the determination of immateriality the Company analyzed numerous quantitative and qualitative factors including those contained in SAB No. 99.  Some of the factors the Company considered included:

•
the removal of the discount would increase Total Operating Expense and Net Loss for the period by only 4% and it would not have a material impact on the amounts reported for any quarter, or a single line item presented therein;

•	the adjustment would not have a significant impact on the balance sheet;
•	the amount does not mask changing earnings trends as the Company has a history of losses;
•	the additional expense would not result in a change from a net loss to a net income situation; and
•	the items and related amounts involved do not effect any management bonus calculations, conceal any unlawful acts, or affect compliance with any contractual or regulatory requirements.

Based on the above factors, the Company concluded the immaterial increase in the stock based compensation expense for the fiscal year ended January 31, 2007 (and the corresponding interim periods) would not change or influence the judgment of a reasonable person relying on the financial information if the adjustment was made.

In accordance with the guidance contained in SAB No. 108, the Company has also reviewed the potential effects on future periods of not correcting the estimate in the fiscal year ended January 31, 2007 and determined it is not likely (and has not had a material effect on the interim financial information during fiscal year ending January 31, 2008) to have a material effect on future periods.

Although the amount represented by such discount is considered immaterial, the Company will no longer include the discount applied to the respective options for purposes of amortization of the related stock based compensation in future periods.

3.
We reference your response to prior comment 6 in our letter dated October 1, 2007. Please tell us why you believe that the $1.8 million expense related to the warrants issued for services in fisca12007 relate to capital raising costs rather than compensation.

The Company supplementally advises the SEC that the $1.8 million of stock based compensation relating to the issuance of warrants for services was accounted for as issuance costs and recorded as a reduction of the total proceeds received in a financing transaction on the basis that (a) the services provided were solely related to the financing and were not related to any other corporate operations, (b) the agreement terminated upon completion of the financing, (c) the payment was contingent upon the successful completion of the financing, and (d) the amount of the payment was determined based on the total amount raised.

4.
We reference your response to prior comments 7 and 11 in our letter dated October 1, 2007. Please refer to footnote 5 in SFAS 154 which states that the required disclosures associated with a restatement should be provided in the financial statements of both the interim and annual periods of the change. Therefore, we re-issue our previous comment 11 which requested that you disclose in the Form 10-KSB for 2006 and the Form SB-2/A information about the corrections for the errors identified by management or tell us why you believe these disclosures are not required. For each restatement item, please ensure that your disclosure explains (1) how the transaction was initially recorded, (2) why management believes the initial accounting was incorrect, (3) the specific basis in GAAP for the revised accounting, and (4) the quantitative impact. MD&A should also make disclosure about the errors. Please revise.

The Company respectfully responds that the restatements of its quarterly financial statements in its Form 10-QSBs for the periods ended April 30, July 31, and October 31, 2006 had no impact on the financial statements or related information presented in its Form 10-KSB for the fiscal year ended January 31, 2007.  The items which required restatement in the quarterly financial statements were identified during the Company’s annual audit and prior to the filing of the Company’s Form 10-KSB.  Therefore the annual financial statements included in the Form 10-KSB reflect the adjustments made as a result of the restatements.  The Form 10-KSB  presented only annual information and contained no quarterly information.

Unaudited Financial Statements

Forms 10QSB/A Filed on September 12, 2007

Periods Ended April 30, July 31 and October 31, 2007

5.
Please revise your amended filings to include the assessment of your disclosure controls and procedures required by Item 307 of Regulation S-B. The reference to there being no changes does not meet the requirements of Item 307.  In addition, if your assessment is that controls are effective tell us how you were able to arrive at this conclusion in light of the re-statements made during these periods.

The Company notes the SEC’s comment, and in response respectfully submits its proposed disclosure under Item 3 of Form 10-QSB below.  If satisfactory, the Company intends to amend its Forms 10-QSB’s for the periods April 30, July 31 and October 30, 2006, respectively, to include this disclosure.

“(a) Management’s Evaluation of Disclosure Controls and Procedures: Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, the Company has performed an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Rule 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report.  Based upon that evaluation, our management, including its Chief Executive Officer and Chief Financial Officer, has concluded that its disclosure controls and procedures were not effective as of the end of the period covered by this quarterly report for the reasons stated below.

(b)  Changes in Internal Control over Financial Reporting.  On May 1, 2007, the Company announced that management determined to restate its financial statements for the period covered by this report in order to correct certain computational errors relating to stock-based compensation.  The restatement effecting these correction is described in Note 2 to the accompanying Financial Statements.

In connection with the determination to restate the items described in Note 2, the Company’s Chief Executive Officer, Chief Financial Officer and other management personnel re-evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this report, including without limitation the method by which certain computations relating to stock-based compensation and depreciation expenses were processed and reviewed. Based on the foregoing, the Company’s Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures were not effective as of the end of the period covered by this report, and management, upon such determination, implemented certain changes to its disclosure controls and procedures, including without limitation changes to its internal control over financial reporting

Management identified and communicated to the Audit Committee certain matters relating to the Company's internal controls and procedures regarding the computational errors relating to stock-based compensation and the computation of the depreciation expense.  In response thereto, the Company has performed a review of its procedures and has put additional controls in place over the calculation relating to stock-based compensation and the computation of the depreciation expense to ensure that they are accurately measured and reported.  The Company believes these changes to its disclosure controls and procedures will be adequate to provide reasonable assurance that the objectives of its disclosure controls and procedures will be met.  The Company has also implemented enhanced supervisory review procedures related to the preparation of financial statements, and increased its accounting department resources to support such procedures, including the hiring of additional finance department personnel."

Further comments or requests for information should be directed to the undersigned.  You can reach me at (650) 833-2009.

Very truly yours,

DLA Piper US LLP

By:  /s James M. Koshland

James M. Koshland
Jim.koshland@dlapiper.com

cc:           Jon McCaman, PureDepth, Inc.
Mike Pendergast, PureDepth, Inc.
Jenelle Cox, Esq.